Exhibit 99.1

January 16, 2024

Amplify Energy Corp.

500 Dallas Street, Suite 1700

Houston, Texas 77002

Re:	Evaluation Summary
Amplify Energy Corp. Interests
Total Proved Reserves
As of December 31, 2023

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Ladies and Gentlemen:

As requested, this report was completed on January 16, 2024 for Amplify Energy Corp. (“Amplify”) for the purpose of public disclosure by Amplify in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. We evaluated 100% of Amplify reserves, which are made up of oil and gas properties in Alabama, federal waters offshore California, Louisiana, Oklahoma, Texas and Wyoming. This report, with an effective date of December 31, 2023, was prepared using constant prices and costs and conforms to the guidelines of the Securities and Exchange Commission (SEC). The results of this evaluation are presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Producing	Developed	Undeveloped	Proved
Net Reserves
Oil	- MBBL	36,521.8	2,783.7	39,305.5	1,772.2	41,077.7
Gas	- MMCF	206,549.4	19,877.1	226,426.5	451.3	226,877.9
NGL	- MBBL	17,737.6	1,370.0	19,107.6	78.7	19,186.3
Revenue
Oil	- M$	2,729,358.6	207,896.6	2,937,255.7	135,686.8	3,072,942.6
Gas	- M$	500,451.6	48,728.3	549,179.9	1,047.8	550,227.7
NGL	- M$	620,239.9	31,808.8	652,048.7	1,795.5	653,844.2

Severance Taxes	- M$	185,183.5	14,481.5	199,665.0	2,547.6	202,212.6
Ad Valorem Taxes	- M$	130,353.4	8,459.7	138,813.1	819.6	139,632.7
Operating Expenses (1)	- M$	2,304,246.4	87,690.6	2,391,936.9	17,283.0	2,409,219.8
Investments	- M$	254,709.3	16,687.1	271,396.4	41,893.1	313,289.5

Net Cash Flows	- M$	975,557.6	161,114.7	1,136,672.9	75,986.8	1,212,658.7
Discounted @ 10%	- M$	643,951.0	71,947.4	715,898.2	41,115.3	757,013.4
(Present Worth)

(1)

Operating expense includes but is not limited to, direct operating costs, maintenance, well service, compressor service, tubing/pump repair, compression fees, gathering expenses, transportation costs and water disposal costs

(2)	Investments includes but is not limited to, re-completion costs, future drilling costs, new lift installations, pumping units and the costs for plugging and salvage value of equipment at abandonment

Amplify Energy Corp.

January 16, 2024

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes.  In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate.  Oil and NGL volumes are expressed in barrels (42 U.S. gallons).  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Hydrocarbon Pricing

The base oil and gas prices calculated for December 31, 2023 were $78.22 per barrel and $2.637 per MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2023 and the base gas price is based upon Henry Hub spot prices (Platt’s Gas Daily) during 2023.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the proved properties was estimated to be $74.808 per barrel for oil, $2.425 per MCF for gas and $34.079 per barrel for natural gas liquids. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by Amplify and were thoroughly reviewed by us for accuracy and completeness.  Lease operating expenses were calculated based on historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties. Operating expense includes but is not limited to, direct operating costs, maintenance, well service, compressor service, tubing/pump repair, compression fees, gathering expenses, transportation costs and water disposal costs.  Investments includes but is not limited to, re-completion costs, future drilling costs, new lift installations, pumping units and the costs for plugging and salvage value of equipment at abandonment.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein.  Amplify’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

Amplify Energy Corp.

January 16, 2024

This evaluation includes 45 commercial proved undeveloped locations.  There are 41 wells in the EGLFD area (Texas) and 4 wells in the BETA area (offshore California). Each of the drilling locations proposed conform to the proved undeveloped standards as set forth by the SEC. In our opinion, Amplify has indicated they have every intent to complete this development plan as scheduled.  Furthermore, Amplify has indicated that they have the proper company staffing, financial backing and prior development success to ensure this development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing and undeveloped reserve estimates were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Amplify properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have been included on commercial proved wells at the end of the economic life of the cases in the SEC pricing evaluation.  The cost of plugging and salvage value of equipment at abandonment have not been included elsewhere herein.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Amplify Energy Corp. and are not employed on a contingent basis. We

Amplify Energy Corp.

January 16, 2024

have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

Matthew K. Regan, P.E.
Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200 AUSTIN, TEXAS 78730-1111	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

Professional Qualifications of W. Todd Brooker, P.E.

Primary Technical Person

The evaluation summarized by this report was conducted by a proficient team of geologists and reservoir engineers who integrate geological, geophysical, engineering and economic data to produce high quality reserve estimates and economic forecasts. This report was supervised by Todd Brooker, President of Cawley, Gillespie & Associates, Inc. (CG&A).

Prior to joining CG&A, Mr. Brooker worked in Gulf of Mexico drilling and production engineering at Chevron USA. Mr. Brooker has been an employee of CG&A since 1992 and became President in 2017. His responsibilities include reserve and economic evaluations, fair market valuations, expert reporting and testimony, field/reservoir studies, pipeline resource assessments, field development planning and acquisition/divestiture analysis. His reserve reports are routinely used for public company U.S. Securities and Exchange Commission (SEC) disclosures. His experience includes significant projects in both conventional and unconventional resources in every major U.S. producing basin and abroad, including oil and gas shale plays, coalbed methane fields, waterfloods and complex, faulted structures.

Mr. Brooker graduated with honors from the University of Texas at Austin in 1989 with a Bachelor of Science degree in Petroleum Engineering. He is a registered Professional Engineer in the State of Texas (License #83462), and a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Based on his educational background, professional training and more than 30 years of experience, Mr. Brooker and CG&A continue to deliver independent, professional, ethical and reliable engineering and geological services to the petroleum industry.

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693